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January 27, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:   Peggy Kim
            Laura Crotty

Re:	LCA-Vision Inc.
Preliminary Consent Statement on Schedule 14A filed January 16, 2009 Filed by the LCA-Vision Full Value Committee et al. File No. 000-27610

Dear Ms. Kim and Ms. Crotty:

We acknowledge receipt of the letter of comment dated January 23, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the members of The LCA-Vision Full Value Committee (the “Committee”) and provide the following supplemental response on the Committee’s behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

1.
Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis must for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

•	“Since the fourth quarter of 2006…the Company’s U.S. market share has decreased from approximately 15% to just over 10%…,” on page 9.

January 27, 2009

•
“In light of the depth of our past experience, with the Company, in the laser correction industry generally, and in the other areas critical to rebuilding the Company, we are uniquely positioned to help turn LCA-Vision around.”

•
“In addition, in the most recent quarter ended September 2008, the Company’s procedure volume declined 52% year-over-year, while the Company’s largest competitor was only down 31% and the laser vision correction industry as a whole was down approximately 35%.”

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases,, and mathematical computations, and identify the sources of all data utilized.  Please note that the above list is not intended to be exhaustive.

We acknowledge the Staff’s comment.  Enclosed herewith, please find a supplemental package that includes several documents and materials, including Form 8-K and 10-K filings and Market Scope surveys, providing support for the statements that (i) “since the fourth quarter of 2006…the Company’s U.S. market share has decreased from approximately 15% to just over 10%…,” and (ii) “in addition, in the most recent quarter ended September 2008, the Company’s procedure volume declined 52% year-over-year, while the Company’s largest competitor was only down 31% and the laser vision correction industry as a whole was down approximately 35%.” We have highlighted the relevant excerpts in the enclosed package for your convenience. With regard to the statement referenced in the second bullet point that “in light of the depth of our past experience, with the Company, in the laser correction industry generally, and in the other areas critical to rebuilding the Company, we are uniquely positioned to help turn LCA-Vision around,” we believe the following information provides the Committee with a reasonable factual basis for such an assertion:

•	Dr. Stephen Joffe is the founder, former Chairman & CEO of LCA-Vision. He has been involved in the laser correction industry since prior to FDA approval of the procedure in the United States in 1995.

•	Alan Buckey is the former Chief Financial Officer of LCA-Vision. He worked with the Company for 8 years from 2000-2008.

•
Craig Joffe served on the Board of Directors of LCA-Vision from 1995-1997 at the founding of the Company. He assumed legal and operational executive responsibilities at the Company from 2003-2007, including as Chief Operating Officer & General Counsel from 2005-2007 and Interim CEO from March-November 2006. Mr. Joffe served as a Director of the Company from 2004-2007.

2.
Please clarify that the number of shares owned and percentage ownership of the Committee disclosed throughout the filing is provided as of the proposed mailing date and indicate whether the members of the Committee are entitled to express consent as to all of the shares owned. To the extent the shares beneficially owned and the number of shares entitled to express consent vary, provide appropriate disclosure.

We acknowledge your comment.  The disclosure in the consent statement has been revised in response to this comment to clarify that the number of shares owned and percentage ownership of the Committee disclosed throughout the filing is provided as of the proposed mailing date and indicate whether the members of the Committee are entitled to express consent as to all of the shares owned. While the Committee believes it will be entitled to express consent as to all of the shares reported as beneficially owned by the members of the Committee in the aggregate, the Committee will not be able to make a conclusive determination until such time as the Company sets a record date in connection with the solicitation.  See pages 2, 3 and 5 of the Preliminary Consent Statement.

January 27, 2009

3.	We note that the participants own 11.4% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

We acknowledge your comment.  The consent statement has been revised to furnish the information required by Item 405 of Regulation S-K.  See page 33 of the Preliminary Consent Statement.

4.	In the interest of balanced disclosure, please consider revising your discussions regarding the impact of poison pills to discuss the potential advantages of such measures.

We acknowledge your comment.  The disclosure in the consent statement has been revised to discuss what some proponents of poison pills claim as being the advantages of a poison pill.  See page 12 of the Preliminary Consent Statement.

5.	Please revise to fill-in the blanks on page 2 regarding notice and on page 27 regarding expenses.

We acknowledge your comment.  The blanks on page 2 regarding notice have been filled in to the extent that the Committee knows such information as of the date of the filing of the revised preliminary consent statement. Please note that Craig Joffe received a letter from the Company’s counsel dated January 26, 2009, confirming receipt of the January 16, 2009 letter from Mr. Joffe and advising Mr. Joffe that the LCA-Vision Board intends to fix a record date for the consent solicitation during a Board meeting of the Company later this week. The blanks regarding expenses have been filled in. Any remaining blanks in the consent statement will be completed before the time the Committee files its definitive consent statement. See pages 2 and 33 of the Preliminary Consent Statement.

Consent Statement, page 3

6.
Please revise the sentence on page 3 beginning “According to LCA-Vision’ public flings…” to include the number of shares of common stock outstanding as of the record date rather than October 31, 2008.  If October 31, 2008 is the record date, please so state where necessary throughout the filing.

January 27, 2009

We acknowledge your comment.  The consent statement has been revised where indicated to include the number of shares of common stock outstanding as of the record date rather than October 31, 2008. Please note that this information has been left blank since the Company has not established a record date in connection with the consent solicitation as of the date of filing the Committee’s preliminary revised consent statement. See page 3 of the Preliminary Consent Statement.

Proposal 2—The Removal Proposal, page 13

7.
We note that you are providing stockholders with the opportunity to designate the names of any member of the board whom the stockholders do not want removed.  Please revise to clarify the number of votes required for a director to be retained.  Please also revise to address whether you plan to increase the number of board members if stockholders do not want to remove any directors or only certain directors and the ability to increase the board by stockholder written consent under the DGCL and the company’s certificate of incorporation and bylaws.

We acknowledge your comment.  The disclosure in the consent statement has been revised to both clarify the number of votes required for a director to be retained and to disclose that the Committee does not intend to and will not seek to increase the number of board members if stockholders do not want to remove any director(s) or only certain directors.  See page 15 of the Preliminary Consent Statement.

8.	We note that you seek to remove each member of the board without cause. Please revise to describe and quantify the financial consequences to the company of removing each member of the board.

We acknowledge your comment.  The disclosure in the consent statement has been revised to describe and quantify the financial consequences to the company of removing each member of the board. See page 19 of the Preliminary Consent Statement.

Proposal 3—The Election Proposal, page  14 The Nominees, page 14

9.
Disclose, if true, that Jason T. Mogel has served as a partner with Spears & Imes LT P since 2004, or, in the alternative, disclose Mr. Mogel’s business experience from 2004 until he held such position.

We acknowledge your comment.  The disclosure in the consent statement has been revised to disclose Mr. Mogel’s business experience from 2004 until he held the position of Partner.  See page 18 of the Preliminary Consent Statement.

10.
Disclose, if true, that Edward J. VonderBrink became owner of VonderBrink Consulting LLC in 2004, or, in the alternative, disclose Mr. VonderBrink’s business experience from 2004 until he held such position.

January 27, 2009

We acknowledge your comment.  The disclosure in the consent statement has been revised to disclose when Mr. VonderBrink became owner of VonderBrink Consulting LLC.  See page 18 of the Preliminary Consent Statement.

11.
We note that on page 15 you state that if any of the nominees are unable or unwilling to serve as directors, the persons named on the consent card may designate such other nominee or nominees to be elected to the board.  Please revise to address whether any advance notice provisions affect the current nominees’ ability to designate other nominees.  Further, we note that if there is not a reasonable period of time prior to the tallying of consents, the shares represented by the white proxy card will be voted for the substitute or additional nominees.  Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision.  Please advise as to why you believe you are permitted to use these consents for the election of other unnamed nominees to be designated at a later date.  Refer to Rule 14a-4(d) (1).

We acknowledge your comment.  The disclosure in the consent statement has been revised to provide that in the event the Committee seeks to substitute another Nominee for an existing Nominee the Committee will disseminate a supplement to the consent statement and a revised consent card, and will otherwise comply with any applicable provisions under the Company’s Bylaws and SEC rules and regulations. See page 18 of the Preliminary Consent Statement.

Background of the Consent Solicitation, page 17

12.  Please provide a description of the alleged “violations of the corporate practice of medicine” mentioned on page 17 during a meeting between the surgeons and the Committee.

We acknowledge your comment.  The disclosure in the consent statement has been revised to provide a description of the alleged “violations of the corporate practice of medicine.” See page 21 of the Preliminary Consent Statement.  On a supplemental basis, we direct your attention to the Schedule 14A filing on Form DFAN 14A, dated December 19, 2008, that contains the text of a news story that ran on such date in the Business Courier of Cincinnati titled “Ex-auditor: LCA tried to sway decisions on care.” We believe the content of this news story, together with the information communicated by the surgeons at the May 5, 2008 meeting, provides the Committee with a reasonable factual basis for the disclosure of such alleged violations.

13.  We note your discussion of the ability of LCA’s stockholders to act by written consent under the DGCL and the company’s certificate of incorporation.  In an appropriate location, please revise to address the ability to amend the bylaws, to remove each member of the board, and to elect or fill vacancies by members of the board by stockholder action as opposed to board action under the DGCL and the company’s certificate of incorporation and bylaws.

We acknowledge your comment.  The disclosure in the consent statement has been revised to address the ability of stockholders to amend the bylaws, to remove each member of the Board, and to elect or fill vacancies by members of the Board by stockholder action as opposed to Board action.  See page 31 of the Preliminary Consent Statement.

14.
We note that consents may be solicited by “mail, facsimile, telephone, telegraph, Internet, in person and by advertisement.”  We remind you to file, on the date of first use, all written soliciting materials, including any scripts and presentations to be used in soliciting consents by personal interview, telephone, television or radio.  All such materials should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A.  Please confirm your understanding.

January 27, 2009

The Committee confirms its understanding that all written soliciting materials, including any scripts and presentations to be used in soliciting consents by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A on the date of first use.

15.
Disclose that Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman do not directly beneficially own any shares of common stock of the company, as indicated in your recent Schedule 13D amendment, or advise us.

We acknowledge your comment.  The disclosure in the consent statement has been revised to disclose that Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman do not directly beneficially own any shares of common stock of the Company. See page 34 of the Preliminary Consent Statement.

16.
Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information.  Please remove the disclaimer in this section.

We acknowledge your comment.  The above-referenced disclaimer has been removed from the consent statement. See page 36 of the Preliminary Consent Statement.

White Consent Card

17.	Please revise to identify Messrs. Joffee, Buckey, Mogel, Probst, Vonderbrink and Weisman as participants on the consent card. Refer to Rule 14a-4(a)(1).

We acknowledge your comment.  The consent card has been revised to identify Messrs. Joffee, Buckey, Mogel, Probst, Vonderbrink and Weisman as participants.

Soliciting Material Under Rule 14a-12 filed January 16, 2009

18.
We note that the soliciting material filed on January 16, 2009 identified fewer participants than those who appear on the cover page of the preliminary Schedule 14A.  Please ensure that all future soliciting materials identify all participants.

We acknowledge your comment and will ensure that all future soliciting materials identify all participants.

*       *      *     *     *

January 27, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Andrew Freedman

Andrew Freedman, Esq.

Enclosure

cc:

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary consent statement on Schedule 14A filed by the undersigned on January 16, 2009 (the “Materials”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Materials.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Materials reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Materials.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  January 27, 2009

*
DR. STEPHEN N. JOFFE

*
CRAIG P.R. JOFFE

*
ALAN H. BUCKEY

/s/ Andrew Freedman
*By: Andrew Freedman, as Attorney-in-Fact

*
JASON T. MOGEL

*
ROBERT PROBST

*
EDWARD J. VONDERBRINK

*
ROBERT H. WEISMAN

/s/ Craig Joffe
*By: Craig Joffe, as Attorney-in-Fact